1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

MAtTHEW J. CARTER matthew.carter@dechert.com +1 202 261 3395 Direct +1 202 261 3184 Fax

December 13, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Attn: Deborah L. O’Neal

Re:	Golub Capital BDC, Inc.

Preliminary Proxy Statement (File No. 814-00794)

Ladies and Gentlemen:

On behalf of Golub Capital BDC, Inc. (the “Company”), this letter hereby responds to the comment provided by the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) relating to the Preliminary Proxy Statement on Schedule 14A of the Company, filed on December 6, 2024 (File No. 814-00794) (the “Proxy Statement”) communicated in a phone call on December 11, 2024 between Deborah L. O’Neal of the Staff and Matthew Carter of Dechert LLP, outside counsel to the Company. For your convenience, a summary of the Staff’s comment is numbered and presented in bold, italicized text below, and the comment is followed by the applicable response. Capitalized terms used herein but not defined shall have the meanings ascribed to them in the Proxy Statement.

1.	On page 28 of the Proxy Statement, consider highlighting in bold or italic font the following disclosure: “If the Company issues additional shares of Common Stock or other securities convertible into Common Stock in the future, it could dilute the voting rights of existing holders of Common Stock and could also dilute earnings per share of existing holders of Common Stock.”

As requested, the Company will revise the Proxy Statement to include bold and italic font for the disclosure cited in the Staff’s comment.

* * * * * * *

December 13, 2024 Page 2

We trust that the foregoing has been responsive to the Staff’s comments. Should the Staff have any further comments or questions, please contact the undersigned at 202.261.3395 (or by email at matthew.carter@dechert.com) or Thomas J. Friedmann at 617.728.7120 (or by email at thomas.friedmann@dechert.com). Thank you for your attention to this matter.

Sincerely,

/s/ Matthew J. Carter

Matthew J. Carter

cc:	David B. Golub

Christopher C. Ericson

Joshua M. Levinson

Golub Capital BDC, Inc.

Thomas J. Friedmann

Dechert LLP